Exhibit 99.1

Drone Industry Set to Take Off with Release of Streamlined Beyond Visual Line of Sight Regulations

With over 24 years of operations and commitment to the advancement of drones, Draganfly cites the new streamlined regulations as the seminal event for the broad integration of drones.

Los Angeles, CA. June 12, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is well poised to meet the market acceleration of the evolved and newly announced regulations governing Beyond Visual Line of Sight (“BVLOS”) drone operations by the Federal Aviation Administration (“FAA”).

Draganfly has been actively preparing for this evolution, ensuring it is well-positioned to be of service to its existing and future public safety-First Responder, Search & Rescue, Wildfire, Medical and Defence customers.

As part of this development, the FAA has announced important updates to drone waivers to enhance safety and expand operations. These updates were created through collaborative efforts between public safety stakeholders, companies, and the FAA.

The FAA has introduced new waivers and templates that streamline the approval process for drone operations, particularly in the public safety sector. The Drone as a First Responder (“DFR”) BVLOS/FR-BVLOS significantly reduces the approval timeframe from over six months to just a few days. This improvement will benefit Draganfly, enabling the Company to expand its presence in multiple industries and capitalize on more opportunities in the public safety sector.

Draganfly has over 24 years of experience manufacturing drones in particular for public safety in North America, providing crucial drone technology for beyond visual line of sight. Draganfly is a technology, manufacturing, and services partner with leading public safety organizations, such as ColdChain Delivery Services, DroneSense, SkyeBrowse, Vermeer and PromoDrone.

Also, in support of these streamlined regulations Draganfly recently opened the Draganfly UAS A.I.R. Space, a 150 acre flight facility dedicated to the advancement of UAS program Adoption, Innovation & Research which is designed to be the proving ground for our partners and customers testing requirements to attain applicable flight waivers. Draganfly drones have a storied track record performance from being the first Drone credited to have saved a human life to the recent humanitarian and demining missions in Ukraine which has helped build a reputation as a reliable and efficient provider poised to be a leader with our stakeholders dedicated to saving time, money, and lives.

“Commercial, Government, Military & Industrial drone adoption, expansion and sustainability can only be attained with a clear and efficient a regulatory framework which after decades of development has now taken shape and will accelerate the drone industry to its multi, multi-billion-dollar potential,” said Cameron Chell, President, and CEO of Draganfly. “These regulations will enable broad adoption in addition to opening a whole new range of use cases and potential.”

The market for drones that can fly beyond the visual line of sight could surpass a $34 billion value in the next six years. This is being driven by streamlined regulation and expanded applications of drone technology.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company being well poised to meet the market acceleration of the evolved and newly announced regulations governing BVLOS drone operations by the FAA; the prediction that the market for drones that can fly beyond the visual line of sight could surpass a $34 billion value in the next six years. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.